SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 14, 2010 Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
Shaw announces first quarter results
Calgary, Alberta (January 14, 2010) - Shaw Communications Inc. announced results for the first quarter ended November 30, 2009. Consolidated service revenue for the three month period of $906 million was up 11% over the same period last year. Service operating income before amortization1 of $475 million improved 29% over the comparable period. Excluding a one-time CRTC Part II fee recovery the increase in service operating income before amortization was almost 9%. Funds flow from operations2 was $339 million for the quarter compared to $312 million in the same period last year.
During the quarter Digital customers were up 88,259 to 1,409,983, and Internet and Digital Phone lines grew by 36,242 to 1,744,577 and 61,461 to 923,365, respectively. Basic customers declined by 1,416 and DTH customers increased 1,097.
Free cash flow1 for the quarter was $165 million compared to $114 million for the same period last year. The improvement was primarily due to increased service operating income before amortization and lower capital investment both of which were partially offset by cash taxes.
Chief Executive Officer and Vice Chair Jim Shaw stated, “Our first quarter is off to a solid start. Through high quality customer service, attractive and compelling product choice, and valuable bundled service offerings, we continue to successfully compete in the current landscape.”
Net income of $114 million or $0.26 per share for the quarter ended November 30, 2009 compared to $123 million or $0.29 per share for the same quarter last year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). 3 The current period included debt retirement costs and amounts related to financial instruments of $82 million and $45 million, respectively. Excluding the non-operating items, net income for the current three month period ended November 30, 2009 would have been $180 million compared to $122 million in the same period last year.
Service revenue in the Cable division was up 13% for the three month period to $709 million. The improvement was primarily driven by customer growth, including acquisitions, and rate increases. Service operating income before amortization was up 26% including a one-time Part II fee recovery. Excluding the one-time recovery, the growth was over 9%.
Service revenue in the Satellite division was $197 million, up 5% over the comparable period last year. Service operating income before amortization for the quarter was $94 million compared to $65 million for the same period last year. Excluding the impact of the one-time Part II fee recovery the growth was 4%.
During the quarter the Company completed the acquisition of Mountain Cablevision operating in Hamilton, Ontario adding approximately 41,000 Basic cable customers, including 24,000 Digital subscribers, as well as 30,000 Internet subscribers, and 32,000 Digital Phone lines.

On October 1, 2009 the Company closed a $1.25 billion offering of 5.65% senior notes due October 1, 2019. The net proceeds were used to early repay near term maturing debt, including US$440 million Senior Notes and US$225 million Senior Notes on October 13, 2009 and US$300 million Senior Notes on October 20, 2009.
On November 9, 2009 the Company closed a $650 million offering of 6.75% Senior Notes due November 9, 2039.
Mr. Shaw continued, “The successful debt offerings at attractive rates completed during the quarter demonstrate the financial and operational strength of the business. Our solid balance sheet and moderate risk profile have allowed us to use current economic circumstances and capital market conditions to our advantage to strengthen our capital structure and lower costs.”
In November 2009 Shaw received approval from the TSX to renew its normal course issuer bid (“NCIB”) to purchase Class B Non-Voting Shares for a further one year period. In the current quarter the Company repurchased 1,500,000 Class B Non-Voting Shares for $28 million and subsequent to the quarter end, Shaw repurchased a further 3,000,000 Class B Non-Voting Shares for $60 million.
Today, Shaw’s Board of Directors will be reviewing the current dividend rate. Should any changes be made, they will be confirmed by separate press release.
Mr. Shaw concluded “Our performance is on track. Our strong management team continues to execute on strategic initiatives to deliver long term sustainable growth. With this focus, our commitment to customer service, and the strength of our delivery system including our network infrastructure and employee base we believe we are positioned to deliver another solid year of financial and operational performance. During fiscal 2010 we also plan to take initial steps to commence wireless activities, with build out planned over the next several years.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.7 million Internet and 900,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2009
January 14, 2009
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2009 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2009
Selected Financial Highlights

	Three months ended November 30,
			Change
	2009	2008	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	905,934	817,468	10.8
Service operating income before amortization (1) (2)	474,952	368,330	28.9
Operating margin(1) (2) (3)	52.4%	45.1%	7.3
Funds flow from operations (4)	338,952	311,967	8.6
Net income (2)	114,229	123,474	(7.5)
Per share data:
Earnings per share — basic and diluted	$0.26	$0.29
Weighted average participating shares outstanding during period (000’s)	432,507	427,764

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Service operating income before amortization, Operating margin, and Net income for the comparative 2008 period have been restated from $367,797, 45.0% and $123,077, respectively, as a result of the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 19.

(3)	If service operating income before amortization for the three months ended November 30, 2009 was adjusted to exclude the one-time CRTC Part II recovery, operating margin would decrease to 44.1%.

(4)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended November 30,
	November 30, 2009	2009	2008

Subscriber statistics:

Basic cable customers	2,329,612	(1,416)	9,198
Digital customers	1,409,983	88,259	60,717
Internet customers (including pending installs)	1,744,577	36,242	31,152
Digital phone lines (including pending installs)	923,365	61,461	56,597
DTH customers	902,038	1,097	448

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $905.9 million for the quarter improved 10.8% over the comparable period last year. Total service operating income before amortization of $475.0, including a one-time Part II fee recovery of $75.3 million, was up 28.9% over the comparable period.
•	Consolidated free cash flow[1] for the quarter was $165.4 million compared to $114.0 million for the same period last year.
•	On October 1, 2009 the Company closed a $1.25 billion offering of 5.65% Senior Notes due October 1, 2019. The net proceeds were used to early redeem Shaw’s US$440 million Senior Notes and US$225 million Senior Notes on October 13, 2009, and its US$300 million Senior Notes on October 20, 2009.
•	On November 9, 2009 the Company closed a $650 million offering of 6.75% Senior Notes due November 9, 2039.
•	In November 2009 Shaw renewed its NCIB to purchase Class B Non-Voting Shares for a further one year period. In the quarter the Company repurchased 1,500,000 Class B Non-Voting Shares for $27.9 million and subsequent to the quarter end repurchased a further 3,000,000 Class B Non-Voting Shares for $59.8 million.
Consolidated Overview
Consolidated service revenue of $905.9 million for the quarter improved 10.8% over the same period last year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three month period was up 28.9% over the comparable period to $475.0 million. The increase was driven by a one-time CRTC Part II fee recovery and the revenue related improvements, partially offset by higher employee related and other costs associated with growth including marketing and sales activities as well as the impact of the new Local Programming Improvement Fund (“LPIF”) fees. Excluding the one-time Part II fee recovery, the improvement was 8.5%.
On October 7, 2009 the Government of Canada and members of the broadcasting industry that are required to pay Part II license fees announced they had entered into a settlement agreement on the Part II license fee issue. The agreement resulted in the government agreeing that it will not seek Part II license fees owing for the fiscal years 2007, 2008 and 2009 that were not collected due to the ongoing legal dispute. In return, members of the broadcasting industry, including Shaw, discontinued their appeal before the Supreme Court of Canada challenging the validity of the fees. In October 2009 the Company recorded a recovery of $75.3 million, before taxes, for the Part II fees that had been accrued for the past three years and will not be collected pursuant to the agreement.

[1]	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
Net income was $114.2 million for the quarter compared to $123.5 million for the same period last year. Non-operating items affected net income in both periods including debt retirement and amounts related to financial instruments in the current period of $81.6 million and $44.6 million, respectively. Outlined below are further details on these and other operating and non-operating components of net income for each period.

	Three months ended			Three months ended (1)
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	November 30, 2009	of interest	operating	November 30, 2008	of interest	operating

Operating income	315,854			233,269
Amortization of financing costs — long-term debt	(1,101)			(946)
Interest expense — debt	(62,064)			(57,210)

Operating income after interest	252,689	252,689	—	175,113	175,113	—
Debt retirement costs	(81,585)	—	(81,585)	—	—	—
Loss on financial instruments	(44,645)	—	(44,645)	—	—	—
Other gains	8,717	—	8,717	1,682	—	1,682

Income (loss) before income taxes	135,176	252,689	(117,513)	176,795	175,113	1,682
Current income tax expense	94,578	67,006	27,572	—	—	—
Future income tax expense (recovery)	(73,631)	5,551	(79,182)	53,454	52,941	513

Income (loss) before following	114,229	180,132	(65,903)	123,341	122,172	1,169
Equity income on investee	—	—	—	133	—	133

Net income (loss)	114,229	180,132	(65,903)	123,474	122,172	1,302

(1)	Restated for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 19.
The changes in net income are outlined in the table below.

	November 30, 2009 net income compared to:
	Three months ended
	August 31, 2009	November 30, 2008

(000’s Cdn)
Increased service operating income before amortization	80,052	106,622
Increased amortization	(1,012)	(24,192)
Decreased (increased) interest expense	336	(4,854)
Change in net other costs and revenue (1)	(118,341)	(119,328)
Decreased income taxes	28,929	32,507

	(10,036)	(9,245)

(1)	Net other costs and revenue includes debt retirement costs, loss on financial instruments, other gains and equity income on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings.
Basic earnings per share was $0.26 for the quarter compared to $0.29 in the same period last year. The current three month period benefitted from higher service operating income before amortization of $106.6 million and lower taxes of $32.5 million, the total of which was more than offset by the change in net other costs and revenue of $119.3 million. The higher service operating income before amortization included a one-time Part II fee recovery of $75.3 million. The reduced taxes were due to lower net income before taxes in the current period and also included a tax recovery of $17.6 million related to reductions in corporate income tax rates. The change in net other costs and revenue was due to debt retirement costs and amounts related to financial instruments in the current period associated with the early redemption of the three series of US senior notes.

Shaw Communications Inc.
Net income in the current quarter decreased $10.0 million compared to the fourth quarter of fiscal 2009 mainly due to increased service operating income before amortization, including the one-time part II fee recovery, along with lower income taxes, being more than offset by the debt retirement costs and amounts related to financial instruments incurred in the current quarter and higher amortization.
Funds flow from operations was $339.0 million in the current three month period compared to $312.0 million last year. The increase was primarily due to improved service operating income before amortization in the current quarter partially offset by current income taxes.
Consolidated free cash flow for the quarter of $165.4 million compared to $114.0 million in the same period last year. Improved service operating income and lower capital investment in the current three month period of $106.6 million and $12.3 million, respectively, was partially offset by current quarter cash taxes of $67.0 million. The Cable division generated $121.9 million of free cash flow for the quarter compared to $76.3 million in the comparable period. The Satellite division achieved free cash flow of $43.6 million compared to $37.7 million last year.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.

Shaw Communications Inc.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net).
Commencing in 2010, for the purpose of determining free cash flow, Shaw will exclude stock-based compensation expense, reflecting the fact that it is not a reduction in the Company’s cash flow. This practice is also more in line with the Company’s North American peers who report free cash flow.
Consolidated free cash flow is calculated as follows:

	Three months ended November 30,
	2009	2008(2)

($000’s Cdn)
Cable free cash flow (1)	121,860	76,280
Combined satellite free cash flow (1)	43,568	37,693

Consolidated free cash flow	165,428	113,973

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable - Financial Highlights” and “Satellite — Financial Highlights”.

(2)	Free cash flow for the three months ended November 30, 2008 has not been restated to exclude stock based compensation. Cable free cash flow for this period has been restated from $75,747 for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 19.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2009	2008 (3)%
($000’s Cdn)
Service revenue (third party)	708,510	629,354	12.6

Service operating income before amortization (1)	381,102	303,708	25.5
Less:
Interest expense	55,166	50,304	9.7
Cash taxes	48,005	—	100.0

Cash flow before the following:	277,931	253,404	9.7

Capital expenditures and equipment costs (net):
New housing development	21,730	24,107	(9.9)
Success based	50,350	33,437	50.6
Upgrades and enhancement	62,169	69,132	(10.1)
Replacement	12,578	15,140	(16.9)
Buildings/other	13,258	35,308	(62.5)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	160,085	177,124	(9.6)

Free cash flow before the following	117,846	76,280	54.5
Add back:
Non-cash stock based compensation	4,014	—	100.0

Free cash flow (1)	121,860	76,280	59.8

Operating margin (2)	46.9%	48.3%	(1.4)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Adjusted to exclude the CRTC Part II fee recovery in the three months ended November 30, 2009. Service operating income before amortization, Free cash flow, and Operating margin for the comparative 2008 period have been restated from $303,175, $75,747 and 48.2%, respectively for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 19.
Operating Highlights
•	Cable service revenue for the quarter of $708.5 million was up 12.6% over the same period last year. Service operating income before amortization of $381.1 million, including a one-time Part II fee recovery, increased 25.5% over the comparable three month period.
•	During the quarter the Company completed the acquisition of Mountain Cablevision operating in Hamilton, Ontario adding approximately 41,000 Basic cable customers, including 24,000 Digital subscribers, 30,000 Internet subscribers, and 32,000 Digital Phone lines.
•	During the quarter Basic cable subscribers declined 1,416. Digital customers increased 88,259 during the three month period to 1,409,983. Since launching the digital rental program in the fall of 2008, Shaw’s Digital penetration of Basic has increased from approximately 40.0% at August 31, 2008 to 60.5% at November 30, 2009.
•	Digital Phone lines increased 61,461 during the quarter to 923,365 lines and Internet was up 36,242 to total 1,744,577 as at November 30, 2009. Internet penetration of Basic now stands at almost 75%, one of the highest in North America.

Shaw Communications Inc.
Cable service revenue for the quarter of $708.5 million was up 12.6% over the same period last year. Customer growth, including acquisitions, and rate increases accounted for the improvement. Service operating income before amortization of $381.1 million increased 25.5% over the comparable three month period. The increase was due to a one-time Part II fee recovery and the revenue driven improvements, partially offset by higher employee related and other costs associated with growth including marketing and sales activities as well as the impact of the LPIF fees. Excluding the impact of the Part II fee recovery, the improvement was 9.5%.
Service revenue was up $26.0 million or 3.8% over the fourth quarter of fiscal 2009 primarily due to rate increases and the acquisition of the Hamilton cable system. Service operating income before amortization improved $52.7 million over this same period primarily due to the Part II fee recovery and revenue related growth, partially reduced by increased employee related expenses, marketing costs, and the impact of the LPIF fees.
Total capital investment of $160.1 million for the quarter was $17.0 million lower than the same period last year.
Success-based capital increased $16.9 million over the comparable quarter. Digital success-based capital was up in the current period primarily due to increased rental activity as well as higher customer activations.
Taken together, investment in the upgrades and enhancement category and replacement category declined $9.5 million for the quarter compared to the same period last year. The prior period included higher spending on internet speed upgrade projects which was partially offset by investment in the current quarter related to video-on-demand (“VOD”) growth and internet capacity expansion.
Investment in Buildings and Other decreased $22.1 million compared to the same period last year. The decline was primarily related to higher spending in the comparable quarter on facilities projects to relocate certain Calgary employees to the Shaw campus facility, as well as IT related projects to upgrade back office and customer support systems.

Shaw Communications Inc.
Subscriber Statistics

			November 30, 2009
			Three months ended
	November 30, 2009	August 31, 2009(1)	Growth	Change%
CABLE:
Basic service:
Actual	2,329,612	2,331,028	(1,416)	(0.1)
Penetration as % of homes passed	62.5%	62.9%
Digital customers	1,409,983	1,321,724	88,259	6.7

INTERNET:
Connected and scheduled	1,744,577	1,708,335	36,242	2.1
Penetration as % of basic	74.9%	73.3%
Standalone Internet not included in basic cable	244,732	238,710	6,022	2.5

DIGITAL PHONE:
Number of lines (2)	923,365	861,904	61,461	7.1

(1)	August 31, 2009 figures are restated for comparative purposes as if the acquisition of the Hamilton cable system in Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.
Shaw continues to build on its long-standing commitment to deliver attractive and compelling products and services to its customers. During the quarter the Company expanded its channel line up to include Nickelodeon, one of the world’s leading entertainment brands for children, as well as History HD, The Score HD and various cultural programming additions. Shaw also expanded its VOD offerings, enhanced the VOD on-line ordering system, and launched a new PVR expander that adds 1 terabyte of memory allowing for recording of up to an additional 600 hours of digital programming.
The Company also increased the internet speed of Shaw High Speed Lite almost four-fold to 1Mbps, and launched High-Speed Nitro, the new 100 Mbps Internet service, in Vancouver, Calgary and Edmonton. This premium speed Internet product is now available in 6 major centres including Victoria, Winnipeg and Saskatoon.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2009	2008	%
($000’s Cdn)
Service revenue (third party)
DTH (Shaw Direct)	177,352	165,776	7.0
Satellite Services	20,072	22,338	(10.1)

	197,424	188,114	4.9

Service operating income before amortization (1)
DTH (Shaw Direct)	83,751	52,489	59.6
Satellite Services	10,099	12,133	(16.8)

	93,850	64,622	45.2
Less:
Interest expense (2)	6,563	6,563	—
Cash taxes on net income	19,001	—	100.0

Cash flow before the following:	68,286	58,059	17.6

Capital expenditures and equipment costs (net):
Success based (3)	23,040	19,481	18.3
Buildings and other	2,084	885	135.5

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	25,124	20,366	23.4

Free cash flow before the following	43,162	37,693	14.5
Add back:
Non-cash stock option expense	406	—	100.0

Free cash flow (1)	43,568	37,693	15.6

Operating Margin (4)	34.1%	34.4%	(0.3)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

(4)	Adjusted to exclude the CRTC Part II fee recovery in the three months ended November 30, 2009.
Operating Highlights
•	Free cash flow of $43.6 million for the quarter compares to $37.7 million in the same period last year.
•	During the quarter Shaw Direct added 1,097 customers and as at November 30, 2009 DTH customers now total 902,038.
Service revenue of $197.4 million for the three month period was up 4.9% over the same period last year. The improvement was primarily due to rate increases and customer growth partially offset by lower revenues in the Satellite services division related to various contract renegotiations.
Service operating income before amortization for the quarter of $93.9 million compared to $64.6 million for the same period last year. In addition to the one-time Part II fee recovery, the improvement was mainly due to the revenue related growth partially offset by higher marketing, employee related, and LPIF costs.

Shaw Communications Inc.
Service operating income before amortization increased $27.3 million over the fourth quarter primarily due to the one-time Part II fee recovery.
Total capital investment of $25.1 million for the quarter increased over the prior year spend of $20.4 million. Success based capital was higher mainly due to increased activations as well as lower customer pricing. The increase in Buildings and Other was mainly due to the relocation and expansion of the Montreal call centre.
During the quarter Shaw Direct added several new HD channels including AMC, The Score, and History.
Subscriber Statistics

			Three months ended
			November 30, 2009
				Change
	November 30, 2009	August 31, 2009	Growth	%
DTH customers (1)	902,038	900,941	1,097	0.1

(1)	Including seasonal customers who temporarily suspend their service.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended November 30,
			Change
	2009	2008	%

($000’s Cdn)
Amortization revenue (expense) —
Deferred IRU revenue	3,137	3,137	—
Deferred equipment revenue	31,261	33,037	(5.4)
Deferred equipment costs	(59,509)	(60,429)	(1.5)
Deferred charges	(256)	(256)	—
Property, plant and equipment	(124,639)	(103,589)	20.3
Other intangibles	(9,092)	(6,961)	30.6

Amortization of property, plant and equipment and other intangibles increased over the comparable period as the amortization of capital expenditures exceeded the impact of assets that became fully depreciated.
Amortization of financing costs and Interest expense

	Three months ended November 30,
			Change
	2009	2008	%

($000’s Cdn)
Amortization of financing costs — long-term debt	1,101	946	16.4
Interest expense — debt	62,064	57,210	8.5

Shaw Communications Inc.
Interest expense increased over the comparative period as a result of a higher average debt level partially offset by a lower average cost of borrowing resulting from changes in various components of long-term debt.
Debt retirement costs
During the quarter, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemption, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion senior notes issuance in early October 2009 to fund the cash requirements for the redemptions. The refinancing of the three series of US senior notes has reduced the Company’s annual interest expense by approximately $35.0 million.
Loss on financial instruments
On redemption of the US senior notes, the Corporation unwound and settled a portion of the principal components of two of the associated cross-currency agreements and entered into offsetting currency swap transactions and amended agreements for the outstanding notional principal amounts. The associated interest component of the cross-currency interest rate exchange agreements remains outstanding. These contracts no longer qualify as cash flow hedges and the related loss in accumulated other comprehensive loss of $50.1 million was reclassified to net income. In addition, all subsequent changes in the value of these agreements will be recorded in net income. During the first quarter, a gain of $5.5 million was recorded.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In addition, the first quarter of the prior year includes a gain of $10.8 million on cancellation of a bond forward contract.
Income taxes
Income taxes fluctuated over the comparative period due to lower net income before taxes in the current period and a current quarter tax recovery of $17.6 million related to reductions in corporate income tax rates.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2009 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.

Shaw Communications Inc.
FINANCIAL POSITION
Total assets at November 30, 2009 were $9.9 billion compared to $8.9 billion at August 31, 2009. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2009.
Current assets (excluding the derivative instrument) increased $242.9 million due to increases in cash and cash equivalents of $197.4 million, accounts receivable of $19.3 million, inventories of $9.8 million and future income taxes of $16.8 million. Cash and cash equivalents were up due to excess funds from the $650 million senior note issuance. Accounts receivable were up due to rate increases, subscriber growth and higher equipment shipments to retailers while inventories increased due to timing of equipment purchases to ensure sufficient supply for the holiday season. Future income taxes increased due to the timing of various temporary differences in the current quarter.
Derivative instruments (current and non-current) of $146.5 million arose upon payment of $145.9 million to enter into offsetting currency swap transactions for the outstanding notional principal amounts (i.e. end of swap notional exchanges) under certain of the remaining cross-currency interest rate exchange agreements.
Investments decreased by $30.7 million due to reclassifying $190.9 million of spectrum license deposits to intangibles partially offset by the purchase of a Government of Canada bond for $159.0 million.
Property, plant and equipment increased $79.5 million as current year capital investment and amounts acquired on the Mountain Cable acquisition exceeded amortization.
Broadcast rights and goodwill increased $245.0 million and $81.0 million, respectively due to the acquisition of Mountain Cable in Hamilton, Ontario.
Spectrum licenses of $190.9 million arose in the first quarter as the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses.
Current liabilities (excluding current portion of long-term debt and derivative instruments) increased $30.0 million due to a decrease in accounts payable of $65.1 million offset by increases in income taxes payable of $84.0 million and unearned revenue of $11.0 million. Accounts payable and accrued liabilities declined due to the impact of the Part II fee recovery and timing of interest payments, the total of which was partially offset by increased trade and other payables. Income taxes payable were up due to the current year income tax expense and unearned revenue increased due to customer growth, rate increases and the acquisition of Mountain Cable.
Total long-term debt increased $828.4 million as a result of $1.88 billion in net proceeds on the $1.25 billion and $650.0 million senior note issuances partially offset by the payment of $1.02 billion on the early redemption of US $440 million senior notes, US $225 million senior notes and US $300 million senior notes and a decrease of $40.5 million relating to the translation of these US denominated senior notes prior to the redemption dates. The current portion of long-

Shaw Communications Inc.
term debt decreased due to the early redemption of US $440 million senior notes due in April 2010.
Other long-term liabilities increased by $165.0 million due to the reclassification of $158.1 million from derivative instruments in respect to the liability for the principal components of the US $300,000 amended cross-currency interest exchange agreements.
Derivative instruments (including current portion) decreased $260.4 million due to the payment of $146.1 million to unwind and settle a portion of the principal component of two of the cross-currency interest rate exchange agreements related to the US senior notes and the aforementioned reclassification of $158.1 million which was partially offset by the current period derivative loss, including $40.5 million in respect of the foreign exchange loss on the notional amounts of the derivatives relating to the hedged on long-term debt prior to the redemption dates.
Deferred credits decreased $5.9 million mainly due to amortization of deferred IRU revenue of $3.1 million.
Future income taxes increased $32.7 million due to the acquisition of Mountain Cable partially offset by the current period tax recovery which included a recovery related to reductions in corporate income tax rates.
Share capital increased by $120.4 million primarily due to the issuance of 6,141,250 Class B Non-Voting Shares in connection with the acquisition of Mountain Cable for $120.0 million and the issuance of 483,630 Class B Non-Voting Shares under the Company’s option plans for $8.5 million partially offset by the repurchase of 1,500,000 Class B Non-Voting Shares for $27.9 million of which $8.1 million reduced stated share capital and $19.8 million was charged against retained earnings. As of December 31, 2009, share capital is as reported at November 30, 2009 with the exception of the issuance of 792,143 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end and repurchase of 3,000,000 Class B Non-Voting Shares for cancellation. Accumulated other comprehensive loss decreased primarily due to reclassifying the remaining losses on the cross-currency interest rate exchange agreements into income upon redemption of the underlying US denominated long-term debt.
LIQUIDITY AND CAPITAL RESOURCES
In the current quarter, the Company generated $165.4 million of consolidated free cash flow. Shaw used its free cash flow along with net proceeds of $1.88 billion from its two senior notes offerings and proceeds on issuance of Class B Non-Voting Shares of $7.9 million to redeem the three series of US dollar denominated senior notes for $1.02 billion, pay $291.9 million on cross-currency interest rate swap agreements, pay $79.5 million in debt retirement costs, purchase $27.9 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $90.8 million, purchase the Hamilton cable system for $155.3 million, purchase a Government of Canada bond for $159.0 million, increase cash and short-term securities of $197.7 million and fund other items totaling $37.6 million.
During the quarter, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010 and US $225 million 7.25% due April 6, 2011 on October 13, 2009,

Shaw Communications Inc.
and its US $300 million 7.20% senior notes due December 15, 2011 on October 20, 2009. The net proceeds from the $1.25 billion 5.65% senior note issuance due 2019 were used to fund the majority of the cash requirements for the redemptions including the make-whole premiums and payments in respect of the associated cross-currency interest rate exchange agreements. The Company also issued $650.0 million senior notes at a rate of 6.75% due 2039. The net proceeds from this offering were used for working capital and general corporate purposes while excess funds are held in cash and cash equivalents as well as invested in a Government of Canada bond.
On November 16, 2009, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2009 to November 18, 2010. During the first quarter, the Company repurchased 1,500,000 Class B Non-Voting Shares for $27.9 million.
At November 30, 2009, Shaw held $651 million in cash and short-term securities and had access to $1 billion of available credit facilities. Based on cash balances, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended November 30,
			Change
	2009	2008	%

($000’s Cdn)
Funds flow from operations	338,952	311,967	8.6
Net increase in non-cash working capital balances related to operations	(5,393)	(6,947)	22.4

	333,559	305,020	9.4

Funds flow from operations increased over the comparative year mainly due to growth in service operating income before amortization partially offset by current income tax expense. The net increase in non-cash working capital balances is comparable to the previous quarter as the reduction in accounts payable and accrued liabilities due to the reversal of the previously accrued Part II fees was offset by an increase in current taxes payable as the Company became cash taxable in the fourth quarter of the prior year.
Investing Activities

	Three months ended November 30,
	2009	2008	Increase

($000’s Cdn)
Cash flow used in investing activities	(519,898)	(326,421)	193,477

Shaw Communications Inc.
The cash used in investing activities increased over the comparable quarter due to the acquisition of Mountain Cable in Hamilton, Ontario, investing certain excess funds from the $650.0 million senior notes issuance in a Government of Canada bond, higher cash outlays for capital expenditures all of which were partially offset by the impact of the final cash outlay in the first quarter of the prior year in respect of deposits for the wireless spectrum licenses. In addition, the comparative quarter benefitted from proceeds on cancellation of certain US dollar forward purchase contracts.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
	2009	2008

(In $millions Cdn)
Bank loans and bank indebtedness — net borrowings	—	122.3
Issuance of Cdn $1.25 billion 5.65% senior notes	1,246.0	—
Issuance of Cdn $650 million 6.75% senior notes	645.6	—
Senior notes issuance costs	(9.0)	—
Redemption of US $440 million 8.25% senior notes	(465.5)	—
Redemption of US $225 million 7.25% senior notes	(238.1)	—
Redemption of US $300 million 7.20% senior notes	(312.6)	—
Payments on cross-currency agreements	(291.9)	—
Debt retirement costs	(79.5)	—
Dividends	(90.8)	(85.6)
Repayment of Partnership debt	(0.1)	(0.1)
Issue of Class B Non-Voting Shares	7.9	7.5
Purchase of Class B Non-Voting Shares for cancellation	(27.9)	(33.6)
Proceeds on cancellation of bond forward contract	—	10.8

	384.1	21.3

Shaw Communications Inc.
SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings	from
	revenue	amortization(1)(3)	Net income (3)	per share (3)(4)	operations (2)

($000’s Cdn except per share amounts)
2010
First	905,934	474,952	114,229	0.26	338,952
2009
Fourth	872,919	394,900	124,265	0.29	321,319
Third	861,382	395,547	132,151	0.31	356,046
Second	839,144	381,832	156,585	0.37	334,508
First	817,468	368,330	123,474	0.29	311,967
2008
Fourth	805,700	370,406	133,032	0.31	321,276
Third	792,149	356,688	128,560	0.30	310,984
Second	763,182	350,388	298,985	0.69	304,293

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

(3)	2009 and 2008 are restated for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 19.

(4)	Diluted earnings per share equals basic earnings per share except for the second quarter of 2009 where diluted earnings per share is $0.36.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has fluctuated quarter-over-quarter primarily as a result of the growth in service operating income before amortization described above, the impact of the net change in non-operating items such as debt retirement costs, loss on financial instruments, and the impact of corporate income tax rate reductions. Net income declined by $10.0 million in the first quarter of 2010 mainly due to debt retirement costs of $81.6 million in respect of the US senior note redemptions and the loss on financial instruments of $44.6 million, the total of which was partially offset by higher service operating income before amortization of $80.1 million (which includes the impact of the one-time Part II fee recovery of $75.3 million) and lower income taxes of $28.9 million. The lower income taxes were due to lower net income before taxes and a current period income tax recovery of $17.6 million related to reductions in corporate income tax rates. During the second quarters of 2009 and 2008, the Company recorded future tax recoveries related to reductions in corporate income tax rates which contributed $22.6 million and $188.0 million, respectively, to net income. Net income declined by $24.4 million in the third quarter of 2009 and $170.4 million in the third quarter of 2008 primarily due to the tax recoveries recorded in each of the immediately preceding quarters. The decline in net income in the first and fourth quarters of 2009 of $9.6 million and $7.9 million, respectively is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Shaw Communications Inc.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2009 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein was a new accounting policy that the Company is required to adopt in fiscal 2010 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Goodwill and intangible assets
In 2010, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.
The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at November 30, 2009 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings for the three months ended November 30, 2009 and 2008 is as follows:

	Increase (decrease)
	November 30, 2009	August 31, 2009
	$	$

Consolidated balance sheets:
Property, plant and equipment	(104,798)	(105,180)
Deferred charges	(3,182)	(3,383)
Intangibles	104,798	105,180
Future income taxes	(813)	(863)
Retained earnings	(2,369)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase in net income	151	1,236

	(2,369)	(2,520)

Shaw Communications Inc.

	Three months ended
	November 30, 2009	November 30, 2008
	$	$
Consolidated statements of income:
Decrease in operating, general and administrative expenses	201	533
Decrease in amortization of property, plant and equipment	9,092	6,961
Increase in amortization of other intangibles	(9,092)	(6,961)
Increase in income tax expense	(50)	(136)

Increase in net income and comprehensive income	151	397

Increase in earnings per share	—	—

Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.

Design and development — key elements	This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders. The Company has completed its preliminary identification and assessment of accounting and reporting differences and evaluation of accounting policies is in progress. The preliminary assessment of the impact on information systems has been completed and the design phase of system changes is underway. In addition, training has been provided to certain key employees involved in or directly impacted by the conversion process.

Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions will incorporate required revisions to internal controls during the changeover and on an on-going basis.

Shaw Communications Inc.
2010 GUIDANCE
The Company’s preliminary view with respect to 2010 guidance was provided coincident with the release of its fourth quarter results on October 23, 2009. It called for consolidated service operating income before amortization to increase by 14% or more including the impact of a one-time CRTC Part II fee recovery and free cash flow to be comparable to 2009 after considering the full year impact of cash taxes and continued capital investment. Excluding the impact of the Part II fee recovery and the expected contribution from Mountain Cable this represents an organic growth rate of approximately 8%. There are no revisions to the guidance at this time.
Certain important assumptions for 2010 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; cash income taxes to be paid or payable in 2010; and a stable regulatory fee and rate environment. While the Company does anticipate continued weaker economic conditions in Western Canada, it does not see any material changes to its business at this time.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications

Shaw Communications Inc.
industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	November 30, 2009	August 31, 2009
		Restated – note 1
ASSETS
Current
Cash and cash equivalents	451,288	253,862
Short-term securities	199,662	199,375
Accounts receivable	213,771	194,483
Inventories	62,109	52,304
Prepaids and other	35,055	35,688
Derivative instrument [note 10]	88,695	—
Future income taxes	38,727	21,957

	1,089,307	757,669
Derivative instrument [note 10]	57,757	—
Investments and other assets [note 10]	164,168	194,854
Property, plant and equipment	2,795,894	2,716,364
Deferred charges	255,254	256,355
Intangibles
Broadcast rights [note 3]	5,061,153	4,816,153
Spectrum licenses [note 1]	190,912	—
Goodwill [note 3]	169,106	88,111
Other intangibles	104,798	105,180

	9,888,349	8,934,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	498,054	563,110
Income taxes payable	109,344	25,320
Unearned revenue	144,790	133,798
Current portion of long-term debt [note 4]	531	481,739
Derivative instruments [note 10]	122,795	173,050

	875,514	1,377,017
Long-term debt [note 4]	3,978,376	2,668,749
Other long-term liabilities [note 9]	269,995	104,964
Derivative instruments [note 10]	82,437	292,560
Deferred credits	653,185	659,073
Future income taxes	1,369,530	1,336,859

	7,229,037	6,439,222

Shareholders’ equity
Share capital [note 5]	2,234,279	2,113,849
Contributed surplus [note 5]	41,779	38,022
Retained earnings	385,852	382,227
Accumulated other comprehensive loss [note 7]	(2,598)	(38,634)

	2,659,312	2,495,464

	9,888,349	8,934,686

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS
(unaudited)

	Three months ended November 30,
[thousands of Canadian dollars except per share amounts]	2009	2008
		Restated – note 1
Service revenue [note 2]	905,934	817,468
Operating, general and administrative expenses	430,982	449,138

Service operating income before amortization [note 2]	474,952	368,330
Amortization:
Deferred IRU revenue	3,137	3,137
Deferred equipment revenue	31,261	33,037
Deferred equipment costs	(59,509)	(60,429)
Deferred charges	(256)	(256)
Property, plant and equipment	(124,639)	(103,589)
Other intangibles	(9,092)	(6,961)

Operating income	315,854	233,269
Amortization of financing costs — long-term debt	(1,101)	(946)
Interest expense — debt [note 2]	(62,064)	(57,210)

	252,689	175,113
Debt retirement costs	(81,585)	—
Loss on financial instruments [note 10]	(44,645)	—
Other gains	8,717	1,682

Income before income taxes	135,176	176,795
Current income tax expense	94,578	—
Future income tax expense (recovery)	(73,631)	53,454

Income before the following	114,229	123,341
Equity income on investee	—	133

Net income	114,229	123,474
Retained earnings, beginning of period	384,747	226,408
Adjustment for adoption of new accounting policy [note 1]	(2,520)	(3,756)

Retained earnings, beginning of period restated	382,227	222,652
Reduction on Class B Non-Voting Shares purchased for cancellation [note 5]	(19,789)	(25,017)
Dividends — Class A Shares and Class B Non-Voting Shares	(90,815)	(85,569)

Retained earnings, end of period	385,852	235,540

Earnings per share [note 6]
Basic and diluted	0.26	0.29

[thousands of shares]
Weighted average participating shares outstanding during period	432,507	427,764
Participating shares outstanding, end of period	435,363	427,200

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2009	2008
		Restated – note 1
Net income	114,229	123,474

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	(51,435)	153,482
Realized gains on cancellation of forward purchase contracts	—	9,314
Adjustment for hedged items recognized in the period	9,444	7,088
Reclassification of foreign exchange loss (gain) on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	34,940	(144,720)
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	42,658	—
Unrealized gain on available-for-sale investment	430	—
Unrealized foreign exchange gain (loss) on translation of a self-sustaining foreign operation	(1)	94

	36,036	25,258

Comprehensive income	150,265	148,732

Accumulated other comprehensive loss, beginning of period	(38,634)	(57,674)
Other comprehensive income	36,036	25,258

Accumulated other comprehensive loss, end of period	(2,598)	(32,416)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2009	2008
		Restated – note 1
OPERATING ACTIVITIES [note 8]
Funds flow from operations	338,952	311,967
Net increase in non-cash working capital balances related to operations	(5,393)	(6,947)

	333,559	305,020

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(158,820)	(136,859)
Additions to equipment costs (net) [note 2]	(27,760)	(34,427)
Additions to other intangibles [note 2]	(9,528)	(11,251)
Proceeds on cancellation of US forward purchase contracts	—	13,384
Net addition to inventories	(9,555)	(5,638)
Deposits on wireless spectrum licenses	—	(152,465)
Cable business acquisition [note 3]	(155,334)	(36)
Purchase of Government of Canada bond [note 10]	(158,968)	—
Proceeds on disposal of property, plant and equipment [note 2]	67	871

	(519,898)	(326,421)

FINANCING ACTIVITIES
Increase in bank indebtedness	—	27,317
Increase in long-term debt, net of discounts	1,891,656	171,615
Senior notes issuance costs	(9,057)	—
Long-term debt repayments	(1,016,302)	(76,739)
Payments on cross-currency agreements [note 10]	(291,920)	—
Debt retirement costs	(79,488)	—
Proceeds on cancellation of bond forward contract	—	10,757
Issue of Class B Non-Voting Shares [note 5]	7,870	7,506
Purchase of Class B Non-Voting Shares for cancellation [note 5]	(27,892)	(33,574)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(90,815)	(85,569)

	384,052	21,313

Effect of currency translation on cash balances and cash flows	—	88

Increase in cash	197,713	—
Cash, beginning of the period	453,237	—

Cash, end of the period	650,950	—

Cash includes cash, cash equivalents and short-term securities
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2009.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Spectrum licenses
During the first quarter, the Company received its ownership compliance decision from Industry Canada and was granted its Advanced Wireless Spectrum (“AWS”) licenses. Accordingly, the deposits on spectrum licenses were then reclassified from Investments and other assets to Intangibles. AWS licenses have indefinite useful lives and are not amortized but will be subject to an annual review for impairment by comparing the estimated fair value to the carrying amount.
Adoption of recent accounting pronouncements
Goodwill and intangible assets
Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.
The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at November 30, 2009 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings for the three months ended November 30, 2009 and 2008 is as follows:

	Increase (decrease)
	November 30, 2009	August 31, 2009
	$	$

Consolidated balance sheets:
Property, plant and equipment	(104,798)	(105,180)
Deferred charges	(3,182)	(3,383)
Intangibles	104,798	105,180
Future income taxes	(813)	(863)
Retained earnings	(2,369)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase in net income	151	1,236

	(2,369)	(2,520)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended
	November 30, 2009	November 30, 2008
	$	$

Consolidated statements of income:
Decrease in operating, general and administrative expenses	201	533
Decrease in amortization of property, plant and equipment	9,092	6,961
Increase in amortization of other intangibles	(9,092)	(6,961)
Increase in income tax expense	(50)	(136)

Increase in net income and comprehensive income	151	397

Increase in earnings per share	—	—

The cash outflows for additions to other intangibles have been reclassified from property, plant and equipment and presented separately in the Consolidated Statements of Cash Flows for the three months ended November 30, 2009 and 2008.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of accounting policies is in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). All of these operations are substantially located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended November 30,
	2009	2008
	$	$

Service revenue
Cable	709,747	630,408
DTH	179,764	168,481
Satellite Services	20,947	23,213

	910,458	822,102

Inter segment —
Cable	(1,237)	(1,054)
DTH	(2,412)	(2,705)
Satellite Services	(875)	(875)

	905,934	817,468

Service operating income before amortization (2)
Cable	381,102	303,708
DTH	83,751	52,489
Satellite Services	10,099	12,133

	474,952	368,330

Interest (1)
Cable	55,166	50,304
DTH and Satellite Services	6,563	6,563
Burrard Landing Lot 2 Holdings Partnership	335	343

	62,064	57,210

Cash taxes (1)
Cable	48,005	—
DTH and Satellite Services	19,001	—
Other/non-operating	27,572	—

	94,578	—

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest or cash taxes on a segmented basis for DTH and Satellite Services.

(2)	The three months ended November 30, 2009 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended November 30,
	2009	2008
	$	$

Capital expenditures accrual basis
Cable	145,230	140,380
Corporate	10,801	23,889

Sub-total Cable including corporate	156,031	164,269
Satellite (net of equipment profit)	1,418	132

	157,449	164,401

Equipment costs (net of revenue received)
Cable	4,054	12,855
Satellite	23,706	20,234

	27,760	33,089

Capital expenditures and equipment costs (net)
Cable	160,085	177,124
Satellite	25,124	20,366

	185,209	197,490

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	158,820	136,859
Additions to equipment costs (net)	27,760	34,427
Additions to other intangibles	9,528	11,251

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	196,108	182,537
Increase (decrease) in working capital related to capital expenditures	(10,127)	18,000
Less: Realized gains on cancellation of US dollar forward purchase contracts (1)	—	(1,338)
Less: Proceeds on disposal of property, plant and equipment	(67)	(871)
Less: Satellite equipment profit (2)	(705)	(838)

Total capital expenditures and equipment costs (net) reported by segments	185,209	197,490

(1)	During the first quarter of the prior year, the Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains are included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets are recognized.

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	November 30, 2009
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	7,015,482	858,682	491,698	8,365,862

Corporate assets				1,522,487

Total assets				9,888,349

	August 31, 2009
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,599,120	855,283	498,720	7,953,123

Corporate assets				981,563

Total assets				8,934,686

3. BUSINESS ACQUISITION

November 30, 2009
Total
			Issuance of Class B	purchase
	Cash (1)	Accounts payable	Non-Voting Shares	price
	$	$	$	$

Cable system	160,404	278	120,000	280,682

(1)	The cash consideration paid, net of cash acquired of $5,070, was $155,334.
A summary of net assets acquired on the Hamilton cable business acquisition, accounted for as a purchase, is as follows:

$

Net assets acquired at assigned fair values
Investments	206
Property, plant and equipment	54,750
Broadcast rights	245,000
Goodwill, not deductible for tax	80,995

380,951
Working capital deficiency	(27,494)
Future income taxes	(72,775)

280,682

The Company closed the purchase of all of the outstanding shares of Mountain Cablevision in Hamilton, Ontario in late October 2009. The cable system serves approximately 41,000 basic subscribers and results of operations have been included commencing November 1, 2009. The purchase price allocation may be impacted by settlement of final closing adjustments.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		November 30, 2009			August 31, 2009
					Translated	Adjustment
		Long-term		Long-term	at year	for hedged
	Effective	debt at	Adjustment	debt	end	debt and	Long-term
	interest	amortized	for finance	repayable at	exchange	finance	debt repayable
	rates	cost (1)	costs (1)	maturity	rate (1)	costs (1) (2)	at maturity
	%	$	$	$	$	$	$

Corporate
Senior notes-
Cdn $600,000 6.50% due June 2, 2014	6.56	594,110	5,890	600,000	593,824	6,176	600,000
Cdn $400,000 5.70% due March 2, 2017	5.72	395,765	4,235	400,000	395,646	4,354	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	447,063	2,937	450,000	446,836	3,164	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	292,235	7,765	300,000	291,987	8,013	300,000
Cdn $1,250,000 5.65% due October 1, 2019 (3)	5.69	1,240,162	9,838	1,250,000	—	—	—
Cdn $650,000 6.75% due November 9, 2039 (4)	6.80	641,659	8,341	650,000	—	—	—
US $440,000 8.25% due April 11, 2010 (2)	7.88	—	—	—	481,198	161,422	642,620
US $225,000 7.25% due April 6, 2011 (2)	7.68	—	—	—	245,632	110,206	355,838
US $300,000 7.20% due December 15, 2011 (2)	7.61	—	—	—	327,512	149,338	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	346,568	3,432	350,000	346,380	3,620	350,000

		3,957,562	42,438	4,000,000	3,129,015	446,293	3,575,308

Other subsidiaries and entities
Burrard Landing Lot 2 Holdings Partnership	6.31	21,345	97	21,442	21,473	101	21,574

Total consolidated debt		3,978,907	42,535	4,021,442	3,150,488	446,394	3,596,882
Less current portion (5)		531	19	550	481,739	161,422	643,161

		3,978,376	42,516	4,020,892	2,668,749	284,972	2,953,721

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $42,535 (August 31, 2009 — $27,761).

(2)	Foreign denominated long-term debt was translated at the year-end foreign exchange rate of 1.095 Cdn. If the rate of translation had been adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fixed the liability for interest and principal), long-term debt would have increased by $418,633. The US senior notes were redeemed in October 2009.

(3)	On October 1, 2009 the Company issued $1,250,000 of senior notes at a rate of 5.65%. The effective rate is 5.69% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)	On November 9, 2009, the Company issued $650,000 of senior notes at a rate of 6.75%. The effective rate is 6.80% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(5)	Current portion of long-term debt at November 30, 2009 includes the amount due within one year on the Partnership’s mortgage bonds.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
5. SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the quarter ended November 30, 2009 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2009	22,520,064	2,468	407,717,782	2,111,381
Issued upon stock option plan exercises	—	—	483,630	8,533
Issued in respect of an acquisition (note 2)	—	—	6,141,250	120,000
Purchase of shares for cancellation	—	—	(1,500,000)	(8,103)

November 30, 2009	22,520,064	2,468	412,842,662	2,231,811

Purchase of shares for cancellation
During the quarter ended November 30, 2009, the Company purchased 1,500,000 Class B Non-Voting Shares for cancellation for $27,892 of which $8,103 reduced the stated capital of the Class B Non-Voting Shares and $19,789 was charged against retained earnings.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to November 30, 2009 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. To date 11,725,246 Class B Non-Voting Shares have been issued under the plan. During the three months ended November 30, 2009, 483,630 options were exercised for $7,870.
The changes in options for the three months ended November 30, 2009 are as follows:

		Weighted average
		exercise price
	Number	$

Outstanding, beginning of period	23,714,667	20.21
Granted	376,000	18.79
Forfeited	(195,323)	20.32
Exercised	(483,630)	16.27

Outstanding, end of period	23,411,714	20.26

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at November 30, 2009:

	Number	Weighted
	outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	November 30, 2009	contractual life	exercise price	November 30, 2009	exercise price

$8.69	20,000	3.89	$8.69	20,000	$8.69
$14.85 - $22.27	15,266,214	6.48	$18.05	7,998,736	$16.85
$22.28 - $26.20	8,125,500	7.76	$24.45	3,960,375	$24.45

The weighted average estimated fair value at the date of the grant for common share options granted was $2.94 per option (2008 — $4.08 per option) for the quarter. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended November 30,
	2009	2008

Dividend yield	4.47%	3.49%
Risk-free interest rate	2.40%	3.24%
Expected life of options	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	26.6%	24.6%

Contributed surplus
The changes in contributed surplus are as follows:

Three months ended
November 30, 2009
$

Balance, beginning of period	38,022
Stock-based compensation	4,420
Stock options exercised	(663)

Balance, end of period	41,779

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended November 30,
	2009	2008

Numerator for basic and diluted earnings per share ($)
Net income	114,229	123,474

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	432,507	427,764
Effect of dilutive securities	1,241	2,655

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	433,748	430,419

Earnings per share ($)
Basic	0.26	0.29
Diluted	0.26	0.29

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
7. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the three months ended November 30, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$

Change in unrealized fair value of derivatives designated as cash flow hedges	(61,820)	10,385	(51,435)
Adjustment for hedged items recognized in the period	13,196	(3,752)	9,444
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized gain on available-for-sale investment	495	(65)	430
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	—	(1)

	42,496	(6,460)	36,036

Components of other comprehensive income (loss) and the related income tax effects for the three months ended November 30, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	179,684	(26,202)	153,482
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	8,097	(1,009)	7,088
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(168,875)	24,155	(144,720)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operations	94	—	94

	32,384	(7,126)	25,258

Accumulated other comprehensive income (loss) is comprised of the following:

	November 30, 2009	August 31, 2009
	$	$

Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	349	350
Unrealized gain on available-for-sale investment	430	—
Fair value of derivatives	(3,377)	(38,984)

	(2,598)	(38,634)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
8. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended November 30,
	2009	2008
	$	$

Net income	114,229	123,474
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,137)
Deferred equipment revenue	(31,261)	(33,037)
Deferred equipment costs	59,509	60,429
Deferred charges	256	256
Property, plant and equipment	124,639	103,589
Other intangibles	9,092	6,961
Financing costs — long-term debt	1,101	946
Future income tax expense (recovery)	(73,631)	53,454
Equity income on investee	—	(133)
Debt retirement costs	81,585	—
Stock-based compensation	4,420	4,231
Defined benefit pension plan	6,969	6,513
Gain on cancellation of bond forward	—	(10,757)
Loss on financial instruments	44,645	—
Other	536	(822)

Funds flow from operations	338,952	311,967

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,
	2009	2008
	$	$

Accounts receivable	(18,566)	(15,886)
Prepaids and other	(1,250)	340
Accounts payable and accrued liabilities	(77,758)	2,714
Income taxes payable	87,302	(37)
Unearned revenue	4,879	5,922

	(5,393)	(6,947)

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2009	2008
	$	$

Interest	95,047	94,608
Income taxes	55	19

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2009 and 2008
[all amounts in thousands of Canadian dollars, except per share amounts]
(iv)	Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Three months ended November 30,
	2009	2008
	$	$

Issuance of Class B Non-Voting Shares on a cable system acquisition	120,000	—

9. OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $111,933 and the liability of $158,062 with respect to the principal components of the US $300,000 amended cross-currency interest rate agreements. The total benefit costs expensed under the Company’s defined benefit pension was $7,331 for the three months ended November 30, 2009 (2008 - $6,875).
10. FINANCIAL INSTRUMENTS
During the first quarter, the Company redeemed all of its outstanding US $440,000 8.25% senior notes due April 11, 2010, US $225,000 7.25% senior notes due April 6, 2011 and US $300,000 7.20% senior notes due December 15, 2011. In conjunction with the redemption of the US $440,000 and US $225,000 senior notes, the Company paid $146,065 to unwind and settle a portion of the principal component of two of the associated cross-currency interest rate swaps and simultaneously entered into offsetting currency swap transactions for the remaining outstanding notional principal amounts (i.e. the end of swap notional exchanges) and paid $145,855 in respect of these offsetting swap transactions. The derivatives have been classified as held for trading as they are not accounted for as hedging instruments. In addition, upon redemption of the US $300,000 senior notes, the Company entered into amended agreements with the counterparties of the cross-currency agreements to fix the settlement of the principal liability on December 15, 2011 at $162,150. As a result, there is no further foreign exchange rate exposure in respect of the principal component of the cross-currency interest rate exchange agreements.
Upon redemption of the underlying hedged US denominated debt, the associated cross-currency interest rate exchange agreements no longer qualify as cash flow hedges and the remaining loss in accumulated other comprehensive loss of $50,121 was reclassified to the income statement. All subsequent changes in the value of the above noted agreements will be recorded in the income statement. During the first quarter, a gain of $5,476 was recorded.
The Government of Canada bond purchased during the first quarter has been classified as available-for-sale and is recorded at its estimated fair value.